Exhibit 1

Oi S.A. – In Judicial Reorganization

Federal Taxpayers’ (CNPJ) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Confirmation of the Issuance of Common Shares upon Exercise of Warrants

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in furtherance of the Material Fact dated October 3, 2018 and the Notice to the Market dated October 26, 2018, announces to its shareholders and the market that today the Company’s Board of Directors confirmed the issuance of 3,314,745 common shares (“Common Shares”) and the delivery of such Common Shares to holders of its Warrants that exercised their Warrants from October 25, 2018 through December 3, 2018, including Warrants represented by 662,949 American Depositary Warrants (“ADWs”) that were exercised from October 19, 2018 through November 27, 2018.

Oi expects that American Depositary Shares, each representing five common shares (CUSIP: 670851500; ISIN: US6708515001), will be delivered on December 6, 2018 to holders that exercised their ADWs on or prior to November 27, 2018.

Warrants that were not exercised on or prior to December 3, 2018 may be exercised on or prior to January 2, 2019 in accordance with the procedures announced by Oi in the Material Fact dated October 3, 2018 related to the commencement of the Warrant exercise period.

ADWs that were not exercised on or prior to November 27, 2018 may be exercised on or prior to December 26, 2018 in accordance with the procedures announced by Oi in the Material Fact dated October 3, 2018 related to the commencement of the ADW exercise period.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Notice to the Market.

Rio de Janeiro, December 5, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer